COMMENTS RECEIVED ON 04/15/2024 and 4/30/2024

FROM KEN ELLINGTON and KIM MCMANUS

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity Global High Income Fund and Fidelity High Income Fund

N-14 FILED ON 04/04/2024

Information Statement and Prospectus

1.

SYNOPSIS – Annual Fund and Class Operating Expenses

C:

The Staff notes the fee tables are as of October 31, 2023, and requests we confirm that the fees presented in each fee table are still current. See Item 3 of Form N-14.

R:

We confirm that the fees presented in the fee table are still current.

2.

THE PROPOSED TRANSACTION – Capitalization

C:

The Staff requests we confirm that there have been no material changes to the balance sheet that should be reflected in the capitalization table.

R:

The capitalization tables were prepared using assets as of October 31, 2023, the most recent semi-annual fiscal reporting period for the Fidelity High Income Fund, the accounting survivor. While assets have increased since October 31, 2023, relative net assets of the Acquired Fund have not changed materially.

3.

SYNOPSIS – Who bears the expenses associated with the Reorganization?

C:

The Staff requests we disclose an estimate of expenses associated with the reorganization that will be borne by Fidelity High Income Fund and the Adviser.

R:

Form N-1A generally does not require separate disclosure of estimated costs associated with fund reorganizations in a proxy statement/prospectus. Item 7(a) of Form N-14 refers to Item 4 of Schedule 14A, which in turn requires the disclosure of the anticipated cost of retaining a paid solicitor in connection with the proxy solicitation; Form N-14 does not otherwise require disclosure of estimated reorganization expenses in a proxy statement/prospectus. As a result, we believe our existing disclosure is sufficient.

4.

THE PROPOSED TRANSACTION – Federal Income Tax Considerations

C:

The Staff requests we disclose the dollar amount of any capital loss carryforward that is available for the acquired fund separately from net realized gains/losses.

R:

Form N-14 does not require disclosure of the specific dollar amount of any capital loss carryforward. The effect of capital loss carryforwards is described under “Federal Income Tax Considerations”, and as such we believe our existing disclosure is sufficient. Further, any capital loss carryforward would be indistinct from realized capital losses as they are the same for tax purposes.

“Assuming the Reorganization qualifies as a tax-free reorganization as expected, Fidelity Global High Income Fund’s unrealized gains/losses and net realized losses (if any) at the time of the Reorganization will generally carryover to Fidelity High Income Fund in the Reorganization. The Reorganization could trigger tax rules that would impose an annual limit on Fidelity High Income Fund’s ability to use Fidelity Global High Income Fund’s net realized and/or net unrealized losses (if any at the time of the Reorganization) to offset gains following the Reorganization.”

5.

FORM N-14 STATEMENT OF ADDITIONAL INFORMATION

“The Reorganization will not result in a material change to the Acquired Fund’s investment portfolio due to the investment restrictions of the Acquiring Fund. In particular, each security held by the Acquired Fund is eligible to be held by the Acquiring Fund. As a result, a schedule of investments of the Acquired Fund modified to show the effects of the change is not required and is not included. Notwithstanding the foregoing, changes may be made to the Acquired Fund’s portfolio in advance of the Reorganization and/or the Acquiring Fund’s portfolio following the Reorganization.”

C:

The Staff notes the underlined disclosure in the N-14 SAI and requests we disclose the following for each fund: estimate of the percentage of each fund’s portfolio that is expected to be sold in connection with reorganization; the dollar amount of transaction costs that are expected to be generated a result of the trades; and the estimated impact to shareholders regarding capital gains distributions including dollars and per share amounts.

R:

Form N-14 does not require specific disclosure regarding investments to be sold in connection with a merger. In addition, we believe it would be difficult to determine this information at the present time, given that the reorganizations will not occur until several months after the date of the proxy statement/prospectus. As noted in the proxy statement/prospectus, all of the current investments of the acquired funds are permissible investments for the acquiring funds. Nevertheless, if shareholders approve the Reorganization, FMR expects to reallocate assets as part of repositioning the combined portfolios, resulting in the purchase and sale of securities held by the funds. Furthermore, we have described in general terms the impact of purchases and sales and the tax impact of the reorganizations. For these reasons, we believe our existing disclosure is sufficient.

6.

Accounting Survivor

C:

The Staff requests we include in correspondence and disclose in the N-14 filing that the acquiring fund is the accounting survivor.

R:

We confirm that the acquiring fund will be the accounting survivor for the merger and that appropriate disclosure will be added to “The Proposed Transactions” section of the registration statement:

“The Acquiring Fund will be the accounting survivor.”

7.

SYNOPSIS - How do the funds’ investment objectives, strategies, policies, and limitations compare?

C:

Since Fidelity High Income Fund has a policy for pooled funds and Fidelity Global High Income Fund has no corresponding policy, the Staff requests we provide analysis explaining how this was considered in connection with the ability to rely on Rule 17a-8.

R:

Rule 17a-8(a)(3)(i) requires that “[n]o policy [of a target fund]… that could not be changed” without shareholder approval under Section 13 of the Investment Company Act of 1940 may be “materially different” from a relevant policy of the acquiring fund. Fidelity Global High Income Fund has no existing fundamental investment policy or restriction with respect to investing in pooled funds, so it accordingly has no policy in this area that could be “changed” only by shareholder approval. Further, Fidelity Global High Income Fund would not need to adopt such a policy in order to invest in pooled funds nor would shareholder approval be necessary in the event it adopted such a policy. Given this, we concluded that the existence of a corresponding policy for Fidelity High Income Fund does not prohibit the merger under Rule 17a-8.

8.

SYNOPSIS - What are the reasons for the Reorganization?

“The Reorganization will permit Fidelity Global High Income Fund shareholders to pursue the same investment objective and somewhat similar investment strategies in a larger fund with better long-term viability and lower expenses.”

C:

The Staff asserts that the reference to lower expenses may be confusing given subsequent disclosure indicating expenses will increase slightly after acquired fund fees and expenses and requests we revise as necessary to clarify.

R:

We will modify the disclosure as follows:

“The Reorganization will permit Fidelity Global High Income Fund shareholders to pursue the same investment objective and somewhat similar investment strategies in a larger fund with better long-term viability and lower management fee rates for each class~~expenses~~.”

9.

SYNOPSIS - Is the Reorganization considered a taxable event for federal income tax purposes?

C:

The Staff requests we consider separately addressing tax impacts to 1) the fund and 2) the shareholders.

R:

Tax impacts to the fund and shareholders have been addressed within the “Is the Reorganization considered a taxable event for federal income tax purposes” subsection of “Synopsis” which notes “Each fund will receive an opinion of counsel that the Reorganization will not result in any gain or loss for federal income tax purposes to either fund or to the shareholders of either fund, except that a fund may recognize gain or loss with respect to assets (if any) that are subject to “mark-to-market” tax accounting. In addition, any portfolio adjustments to the funds may result in net realized gains which may need to be distributed in the form of taxable distributions to shareholders before and/or after the date of the Reorganization.”

10.

SYNOPSIS - Is the Reorganization considered a taxable event for federal income tax purposes?

C:

The Staff asks if there will there be significant portfolio repositioning as a result of the reorganization. For example, the Staff inquires what percentage of Fidelity Global High Income Fund’s assets will be sold in connection with the reorganization. If material, the Staff requests we revise the answer to definitively answer as to shareholders.

R:

Form N-14 does not require specific disclosure regarding investments to be sold in connection with a merger. In addition, we believe it would be difficult to determine this information at the present time, given that the reorganizations will not occur until several months after the date of the proxy statement/prospectus. As noted in the proxy statement/prospectus, all of the current investments of the acquired funds are permissible investments for the acquiring funds. Nevertheless, if shareholders approve the Reorganization, the Adviser may reallocate assets as part of repositioning the combined portfolios, resulting in the purchase and sale of securities held by the funds. Furthermore, we have described in general terms the impact of purchases and sales and the tax impact of the reorganizations. For these reasons, we believe our existing disclosure is sufficient.

11.

SYNOPSIS - How do the funds’ management and distribution arrangements compare?

C:

The Staff requests we revise to more clearly and concisely illustrate the differences between each fund’s arrangements.

R:

We believe the current presentation accurately and appropriately illustrates the differences between each fund’s arrangements. Accordingly, we have not modified our disclosure.

12.

SYNOPSIS - How do the funds’ fees and operating expenses compare, and what are the combined fund’s fees and operating expenses estimated to be following the Reorganization?

C:

The Staff requests we provide a brief introductory sentence to state that the expenses of each class of Fidelity Global High Income Fund are expected to increase by 4 to 9 basis points after reflecting the impact of acquired fund fees and expenses.

R:

We will modify the disclosure as follows:

“As discussed in greater detail below, total annual operating expenses (after waivers and reimbursements) are expected to increase by 4 to 9 basis points after reflecting the impact of acquired fund fees and expenses. The following tables allow you to compare the fees and expenses of each fund and to analyze the pro forma estimated fees and expenses of the combined fund.”

13.

SUMMARY - Annual Fund and Class Operating Expenses

“FMR has contractually agreed to reimburse the class of shares of the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund’s securities lending program, if applicable), as a percentage of its average net assets, exceed  0.80% (the Expense Cap). If at any time during the current fiscal year expenses for the class of shares of the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through August 31, 2024. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.”

C:

The Staff requests we confirm that any fees of the acquired fund that are subject to recoupment will not be recoverable by the combined fund.

R:

We confirm that any fees of the acquired fund that are subject to recoupment will not be recoverable by the combined fund.

14.

SUMMARY - Annual Fund and Class Operating Expenses

“Includes interest expense of certain underlying Fidelity funds. Excluding interest expense of the applicable underlying Fidelity funds, Total annual operating expenses are 0.72% and 0.71% for Retail Class of Fidelity High Income Fund and Fidelity High Income Fund Pro forma combined, respectively.”

C:

The Staff requests we remove footnote D since it is not contemplated by Item 3.

R:

We believe that the information included in footnote D provides shareholders with additional insight to help more fully understand the total annual operating expenses of the funds. As a result, we respectfully decline to remove footnote D.

15.

SYNOPSIS – Who bears the expenses associated with the Reorganizations?

C:

The Staff requests we include the dollar amount of administrative costs, the portion FMR will bear, and how the remaining amount will be allocated to each fund.

R:

Form N-1A generally does not require separate disclosure of estimated costs associated with fund reorganizations in a proxy statement/prospectus. Item 7(a) of Form N-14 refers to Item 4 of Schedule 14A, which in turn requires the disclosure of the anticipated cost of retaining a paid solicitor in connection with the proxy solicitation; Form N-14 does not otherwise require disclosure of estimated reorganization expenses in a proxy statement/prospectus. Nonetheless, the capitalization table footnotes include the estimated one-time proxy costs related to the proposals. As a result, we believe our existing disclosure is sufficient.

16.

SYNOPSIS – Who bears the expenses associated with the Reorganizations?

C:

The Staff requests we disclose the estimated transaction costs associated with portfolio adjustments for each fund.

R:

Form N-14 does not require specific disclosure regarding investments to be sold in connection with a merger. In addition, we believe it would be difficult to determine this information at the present time, given that the reorganizations will not occur until several months after the date of the proxy statement/prospectus. As noted in the proxy statement/prospectus, all of the current investments of the acquired funds are permissible investments for the acquiring funds. Nevertheless, if shareholders approve the Reorganization, the Adviser may reallocate assets as part of repositioning the combined portfolios, resulting in the purchase and sale of securities held by the funds. Furthermore, we have described in general terms the impact of purchases and sales and the tax impact of the reorganizations. For these reasons, we believe our existing disclosure is sufficient.

17.

COMPARISON OF PRINCIPAL RISK FACTORS – What risks are associated with an investment in both of the funds?

C:

The Staff notes the prospectus for Fidelity High Income Fund, which is incorporated by reference, includes emerging markets as part of its foreign exposure principal investment risk. Please revise or explain why this reference is omitted.

R:

We will modify the disclosure as follows:

“Foreign Exposure. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.”

18.

THE TRANSACTION – Reasons for the Reorganization

C:

The Staff requests we clarify if there are any alternatives to the reorganization that were considered by the Board.

R:

The information provided in the “Reasons for the Reorganization” section reflects the considerations and findings made by the Board in reaching its determination that the proposed reorganization is in the best interests of shareholders of each fund.

19.

THE TRANSACTION – Reasons for the Reorganization

C:

The Staff requests we expand to explain the potential benefit to FMR and its affiliates.

R:

We will modify the disclosure as follows:

“In determining whether to approve the Reorganization, the Board of Trustees (the Board) considered a number of factors, including the following:

. . .

   (8)

the potential benefit of the Reorganization to FMR and its affiliates, such as reducing the number of funds managed.”

20.

THE TRANSACTION – Federal Income Tax Considerations

“(ii) Fidelity Global High Income Fund will recognize no gain or loss upon the transfer of substantially all of its assets to Fidelity High Income Fund in exchange solely for Fidelity High Income Fund shares and the assumption by Fidelity High Income Fund of all liabilities of Fidelity Global High Income Fund, except that Fidelity Global High Income Fund may be required to recognize gain or loss with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code;”

C:

The Staff requests we revise the Synopsis to quantify the estimated gain or loss.

R:

We do not expect any such gain or loss to be material.

21.

Part C

“(3) The undersigned Registrant undertakes to file a post-effective amendment to this registration statement upon the closing of the Reorganization described in this Registration Statement that contains an opinion of counsel supporting the tax matters discussed in this Registration Statement.”

C:

The Staff requests we revise to clarify that the tax opinion will be filed prior to the closing of the reorganization, not upon closing.

R:

We have revised the undertaking as follows:

“The undersigned Registrant undertakes to file a post-effective amendment to this registration statement ~~upon~~ prior to the closing of the Reorganization described in this Registration Statement that contains an opinion of counsel supporting the tax matters discussed in this Registration Statement.”